September 12, 2018

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

       Re: HMS Holdings Corp.
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 7, 2018
           File No. 000-50194

Dear Mr. Sherman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services